Asia Pacific Resources Ltd. Announces Special Meeting of Shareholders

TORONTO, July 11, 2006 – Asia Pacific Resources Ltd. (“Asia Pacific”) (TSX: APQ) today announced that as a result of the completion of the takeover bid for Asia Pacific by SRMT Holdings Limited (“SRMT”), a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited (“ITD”), a special meeting of shareholders of Asia Pacific has been called to consider and, if deemed advisable, approve the amalgamation of Asia Pacific, Metro Resources Company Limited (“Metro”), a wholly-owned direct subsidiary of Asia Pacific, and 623827 N.B. Ltd. (“623827”), a wholly-owned direct subsidiary of SRMT. SRMT currently holds 86.14% of the outstanding common shares of Asia Pacific.  The special meeting will be held on August 11, 2006 at 10:00 a.m. (Pacific Standard Time) at 700 West Georgia Street, 23rd Floor, Vancouver, British Columbia, Canada.  The record date for determining the shareholders of Asia Pacific entitled to receive notice of the meeting was July 6, 2006.  Full particulars of the proposed amalgamation are described in the meeting materials mailed on July 10, 2006.

The amalgamation will result in ITD owing indirectly 100% of the common shares of the company resulting from the amalgamation (“amalco”), which will also be called Asia Pacific Resources Ltd.  Following approval of the amalgamation at the meeting, but immediately prior to the completion of the amalgamation and in accordance with a share transfer agreement between SRMT and 623827, SRMT will transfer all of the common shares held by SRMT to 623827 in exchange for additional 623827 common shares.  As a result, on the amalgamation the common shares held by 623827 will be cancelled without any repayment of capital in respect thereof.  Shareholders (other than dissenting shareholders and 623827) will receive one redeemable special share of amalco for each common share held and SRMT, as the sole shareholder of 623827, will be issued one amalco common share, making SRMT the only holder of amalco common shares following the amalgamation.   SRMT holds a sufficient number of common shares of Asia Pacific to approve the amalgamation in accordance with applicable law.  It is anticipated that the amalgamation will be completed on or about August 18, 2006.

Amalco will redeem each redeemable special share resulting from the exchange of each common share under the amalgamation for $0.1425 in cash (the “Consideration”) immediately following the amalgamation.  In order to receive the Consideration, shareholders who are not dissenting shareholders must duly complete, execute and deliver to Computershare Investor Services Inc., as depositary, the letter of transmittal together with their common share certificates and such other additional documents as Computershare may reasonably require, if any.

Cautionary Statement Regarding Forward-looking Statements

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Forbes West, The Sherbourne Group

(416) 203-2200

forbes@sherbournegroup.ca